SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID CNPJ/MF 33.042.730/0001-04

Company Registry NIRE 35300396090

Publicly-Held Company

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID) (“Company” or “CSN”) hereby informs its shareholders and the market in general that it has received from minority shareholders a request for inclusion in the Remote Voting Form of the below candidates for the Fiscal Council, if it is to be installed at the Annual General Meeting convened for on June 29, 2018, at 11:00 am, at the Company's headquarters ("AGO / 2018"):

         i.            (i) Mr. Guillermo Oscar Braunbeck, as titular member and Mr. William Pereira Pinto, as alternate, appointed by the shareholders Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional - CBS; and

       ii.            (ii) Ms. Susana Hanna Stiphan Jabra, as titular member and Mr. Ian Peter Brandt Searby, as alternate, appointed by the shareholders Geração Futuro L Par Fundo de Investimento em Ações, Hagop Guerekmezian, Hagop Guerekmezian Filho, Karoline Guerekmezian Velloso and Regina Nieto Motta Guerekmezian;

The information in items 12.5 to 12.10 of the reference form (CVM instruction 480), referring to the candidates indicated by the minority shareholders, are included in Exhibit I to this Notice to the Market.

In addition, we inform that the Remote Voting Form received by the Company will be accepted until June 22, 2018. Other instructions related to the Voting Form can be verified in the Remote Voting Form available by the Company.

It should be emphasized that the actual separate election, pursuant to article 161, paragraph 4, of Law 6404/76, will occur if the applicable legal requirements are fulfilled.

São Paulo, May 29, 2018.

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

Attachment I

12.5 In relation to each of the candidates for the election at the Annual Shareholder’s Meeting, indicate, in a table:

name	Guillermo Oscar Braunbeck
date of birth	February 08, 1972
occupation	Economist
Individual taxpayer's ID (CPF) or passport number	106627498-39
position to be held	Member of the Fiscal Council (titular)
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	No
if an independent member and, if so, the criteria used to establish the independence	Yes, appointed by the minotiry shareholders
number of consecutive terms of office	Not applicable

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

He is a Professor-Doctor of the Faculty of Economics, Administration and Accounting of the University of São Paulo ("FEA-USP"), Fundação Getúlio Vargas ("EAESP") and Deputy Controller General of the University of São Paulo ("USP"). He is an advisor on financial accounting and auditing. He is a voting member of the Accounting Pronouncements Committee ("CPC"), representing the Foundation for Accounting, Actuarial and Financial Research ("FIPECAFI"). He is Financial Director of the Foundation for Support to the Accounting Pronouncements Committee ("FACPC"). He is an independent director and is currently a full member and alternate member of several tax councils, such as Via Varejo S.A., Suzano Holding S.A., IPLF Holding S.A., CPqD and Fundação de Apoio à Universidade de São Paulo ("FUSP"). He worked in the independent auditing segment for Arthur Andersen and was a partner at Hirashima & Associados, where he was a consultant on mergers and acquisitions and post-merger integration. He was also the chief internal audit and risk management executive of VCP, currently Fibria Celulose S.A .. He was an alternate member of the Fiscal Council and Embraer Audit Committee. From 2011 to 2014 he held the position of Project Manager at the International Accounting Standards Board ("IASB"), the international financial reporting body ("IFRS") in London, where he led projects to promote consistent application IFRS in the world. Participated in and participated in a number of high quality financial reporting initiatives for private and public-sector entities, including projects for the Federal Accounting Council, CPC, World Bank, United Nations (UNCTAD) and National Treasury. She is an economist graduated from Unicamp and holds a doctorate in Controlling and Accounting from USP, receiving the best doctoral thesis award in 2010 from the Accounting and Actuarial Department of FEA-USP. He acts as a reviewer of the following periodicals: (i) Journal of Accounting and Finance; (ii) Journal of Education and Research in Accounting; (iii) Brazilian Journal of Business Management (São Paulo, Printed). Languages: English and Spanish. Published several articles and book chapters.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Guillermo Oscar Braunbeck has stated for all legal purposes that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or application of sentence in an administrative proceeding before the CVM or any final and unappealable conviction, in the judicial or administrative sphere, which has the effect of suspending or disqualifying any professional or commercial activity.

name	William Pereira Pinto
date of birth	March 19, 1959
occupation	Accountant
Individual taxpayer's ID (CPF) or passport number	006521618-04
position to be held	Member of the Fiscal Council (alternate)
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	No
if an independent member and, if so, the criteria used to establish the independence	Yes, appointed by the minority shareholders
number of consecutive terms of office	Not applicable

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

He is currently a member of the Board of Directors of Portocred SA, a member of the Audit Committee of Banco Pine S.A., and a proprietary partner of WWPC Consultoria Empresarial Ltda., Acting in the area of corporate governance and risk and audit committees. He was a member of the Fiscal Council of Renuka do Brasil S.A., an alternate member of the Board of Directors of Grupo Pão Açúcar, Via Varejo and Kroton Educacional. He worked at Ernest & Young Terco from 2008 until 2012, having served since 2011 as Executive Officer responsible for the external audit of middle market and private equity companies. He holds a bachelor's degree in Accounting from São Judas Tadeu University, holds an MBA - Controller from FIPECAPI / USP with a module abroad at St John's University / NY, USA and certification by the IBGC as a Fiscal Counselor description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. William Pereira Pinto has stated for all legal purposes that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or application of sentence in an administrative proceeding before the CVM or any final and unappealable conviction, in the judicial or administrative sphere, which has the effect of suspending or disqualifying any professional or commercial activity.

name	Susana Hanna Stiphan Jabra
date of birth	August 26, 1957
occupation	Economist
Individual taxpayer's ID (CPF) or passport number	037148408-18
position to be held	Member of the Fiscal Council
other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	No
if an independent member and, if so, the criteria used to establish the independence	Yes, appointed by the minority shareholders
number of consecutive terms of office	Not applicable

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

He has a solid academic background in Economics and Finance, with more than 30 years of experience in large and medium-sized companies, having participated in important operations in the capital market. Independent Counselor, consultant and mentor of councils and shareholders. Board of Directors and Fiscal Board certified by the Brazilian Institute of Corporate Governance, being elected in the last 15 years by both controlling and minority shareholders, in more than 15 companies listed in B3, leaders in their respective sectors of activity, making a total of 33 mandates as board advisor and more than 25 as a tax advisor. Mediatrix certified by the São Paulo Law School of Fundação Getúlio Vargas (GVLaw), Member of the Board of Directors of the following companies: Full Member of the Board of Directors of CSU Cardsystem SA (2014/15) and (2016/16), Fras- (2003/05, 2006/07 and 2009/10), CPFL Paulista, CPFL Geração, CPFL Piratininga (2003/05 and 2006/07), Bonaire Participações SA (2003/08 E 2009/12), Tele Norte Celular Participações SA (2006/08); Alternate Member of Telemig Celular Participações S.A. (2003/05), Perdigão S.A. (2006/09), BRF S.A. (2009/12) and Newtel Participações S.A. (2004/08). Acting in Advisory Committees to the Board of Directors - Member of the Audit Committee of BRF SA (2012/13 and 2013/14), of the Audit Committee of CPFL Energia SA (2005/06, 2007/08 and 2010/2011), Coordinator of CPFL Energia's Related Party Committee (2006/07 and 2009/10) and CPFL Energia's Internal Processes and Controls Evaluation Committee (2005/06). Experience as Fiscal Counselor - Full Member of the Fiscal Council of Kepler-Weber SA (2006/2007), JSL SA (2012/13, 2013/14, 2014/15), of Paranapanema SA (2014/15 and 2015/16) , CSFL Cardsystem SA (2013/14), BRF SA (2012/13, 2013/14 and 2014/15), CPFL Energia SA (2005/06, 2007/08 and 2010/11), CPFL Paulista, CPFL Geração and CPFL Paratininga (2005/06 and 2007/08), Companhia de Ferro das Ligas da Bahia SA - FERBASA (2010/11 and 2011/12), Universo Online SA (2010/11 and 2011/12). Substitute Member of the Fiscal Council of Itaú Unibanco Holding S.A. (2009/10) and BFR S.A. (2015/2016, 2016/2017 and 2017/2018). He has experience as a Member of the Investment Committee and Private Equity Funds Advisory Board and Venture Capital - Full Member of the Advisory Board of the Brazil Private Equity Fund - CSFB (2003/05), Consultative Council of the Synergy III Fund Fund (2007/08 ), of the Investment Committee of the Governance and Management Fund (2004/07), Alternate Member of the Advisory Board of the Fund Fatos Sinergia I (2004/07), Alternate Member of the Consultative Council of the Fund Synergy Fund I (2004/07), Advisory Board of the Dynamo Puma II Fund (2006/08), Member of the Board of Directors Committee of the Brazilian Institute of Corporate Governance (IBGC) (2014 to date) and of the Corporate Governance (2015) of the same Institute.Member of the Evaluation Committee of the 16th (2014) and the 18th (2016) Abrasca Award - Best Annual Report. Mentor of the Women in Council Program, group 2016-2017, of the IBGC in partnership with the International Finance Corporation (IFC) and the Women Corporate Directors (WCD). Instructor of the Brazilian Institute of Corporate Governance (IBGC) - Best Practices modules of the Board of Directors, Course for Fiscal Council Members and Audit Committee; invited speaker of the IBGC Debates Forum "The Advisory Committees to the Board of Directors". Participant in the International Finance Corporation (IFC) "Training of Trainers, Corporate Governance Board Leadership Program" course. Participant in the Technical Seminar of the Brazilian Institute of Corporate Governance in Germany - study of Corporate Governance in German companies: meetings with the presidents of the Board of Directors and managers of family companies, as well as visits to the companies studied - Dusseldorf and Frankfurt (June / 2015). Participant in the Corporate Governance and Innovation Course, an European Perspective at the NOVA School of Business & Economics Executive Education: meetings with board members and business owners of listed and family-owned companies - Lisbon - May / 2016. Managing Partner from 2000-2003 and 2008 onwards at HJN. Vice President Financial and Investor Relations Officer of TSL Engenharia Ambiental S.A. (2011-2012). Executive Manager of Participations of the Petrobras Social Security Foundation - Petros (2003-2008). Manager of Market Research and Information and Manager of Planning and Control of Agência Estado Ltda. (1993-2000). Administrative and Financial Manager of the Municipal Housing Company of Santo André S / A (1990-1992). Analyst of Costs and Budget of Board of Directors and Economist of Economic Consulting of Banco Itaú S.A. (1989-1990 and 1978-1980). Auxiliary Research Monitor of the FUPE Economic Research Institute (1978).

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Ms. Susana Hanna Stiphan Jabra has stated for all legal purposes that in the last 5 years she has not been subject to the effects of any criminal conviction, any conviction or application of sentence in administrative proceedings before the CVM or any final judgment, in the judicial or administrative sphere, which has the effect of suspension or disqualification for the practice of any professional or commercial activity.

name	Ian Peter Brandt Searby
date of birth	February 17, 1953
occupation	Administrator
Individual taxpayer's ID (CPF) or passport number	Not informed
position to be held	Member of the Fiscal Council

other positions or duties with the issuer	Not applicable
if elected by the controlling shareholder or not	No
if an independent member and, if so, the criteria used to establish the independence	Yes, appointed by the minority shareholders
number of consecutive terms of office	Not applicable

information on:

i. main professional experiences over the last 5 years, indicating:

• company's name and industry

• position

• if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

ii. indicate all management positions it holds in other companies or third sector organizations

He has extensive experience in national and multinational companies, with emphasis on Strategic Planning combined with General Management, solid experience in the Administrative and Financial areas, Information Technology and Business Management System, and Structuring of Production / Engineering and Commercial / Marketing areas. Experienced in Mergers & Acquisitions, Downsizing and Turnaround Projects, and New Business Development. His professional career developed in organizations such as Mobil Oil, PriceWaterhouse, Ticket Services (Accor Group), Jaraguá Indústrias Mecánicos (Presussag), Sherwin-Williams, DMG World Media (DAILY Mail Group of London), Gazeta Mercantil SA, TishmanSpeyerProperties and Fibra Experts , the last in the real estate area, always with direct relationship with Shareholders or Councils. He is currently an Independent Consultant through his company, IPSearby Consultoria Administrativa, with website www.searby.com.br who describes the services provided to clients.

description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in CVM's administrative proceedings and the penalties applied

iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

Mr. Ian Peter Brandt Searby has stated for all legal purposes that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or application of sentence in administrative proceedings before the CVM or any final judgment , in the judicial or administrative sphere, which has the effect of suspension or disqualification for the practice of any professional or commercial activity.

12.6. Regarding each one of the persons who occupied the position of member of the board of directors or the fiscal council in the last year, report, in a table, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office:

Not applicable

12.7. Provide the information mentioned in item 12.5 concerning the members of the statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable

12.8. For each one of the people who worked as members of the statutory committees, as well as in the audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable

12.9. Marital relationships, stable unions or kinship up to the second degree between:

a) the Company's management
Not applicable
b) the Company's management and the management of subsidiaries, direct or indirect, of the Company
Not applicable
c) the Company's management or of its subsidiaries, direct or indirect, and direct or indirect controlling shareholders of the Company:
Not applicable
d) the Company's management and the management of controlling subsidiaries, direct or indirect, of the Company
Not applicable

12.10. Inform the relationships of subordination, of service rendering or control maintained in the past 3 fiscal years between the issuer's managers and:

a) company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital
Not applicable
b) direct or indirect controlling shareholder of the Company
Not applicable
c) if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people
Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.